Exhibit 99.116

ImmunoPrecise Antibodies Files Preliminary Base Shelf Prospectus and Registration Statement

VICTORIA, BC, Nov. 9, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (OTCQB: IPATF) (FSE: TQB2), a leader in full-service, therapeutic antibody discovery and development, today announced that it has filed a preliminary short form base shelf prospectus (the “Preliminary Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, excluding Quebec, and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System.

When made final or effective, the Preliminary Shelf Prospectus and corresponding Registration Statement will allow the Company to undertake offerings of common shares, preferred shares, debt securities, warrants, units and subscription receipts (collectively, the “Securities”), or any combination thereof, up to an aggregate total of CAD$150 million from time to time during the 25-month period that the final short form base shelf prospectus remains effective. The Securities may be offered in amounts, at prices and on terms to be determined at the time of sale and, subject to applicable regulations, may include “at-the-market” transactions, public offerings or strategic investments. The specific terms of any offering of Securities, including the use of proceeds from any offering, will be set forth in one or more shelf prospectus supplement(s) to be filed with applicable securities regulators.

A copy of the Preliminary Shelf Prospectus, and copies of the final short form base shelf prospectus and any shelf prospectus supplements that may be filed in the future, can be found under the Company’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

No securities regulatory authority has either approved or disapproved the contents of this news release. The Registration Statement filed today with the SEC has not yet become effective. No Securities may be sold, nor may offers to buy be accepted, prior to the time the Preliminary Shelf Prospectus and Registration Statement become effective. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. Forward-looking information contained in this press release includes information relating to the (i) the filing and effectiveness of the final base shelf prospectus and corresponding Registration Statement; (ii) the filing and effectiveness of any potential prospectus supplement; and (iii) the amount and terms of any Securities to be offered.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

Any such forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to the Company’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approval for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; and those risks and uncertainties described in the Company’s annual management discussion and analysis for the previous quarter ended July 31, 2020 which can be accessed at www.sedar.com. The forward-looking information and forward looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frédéric Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 09:11e 09-NOV-20